United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

MINUTES OF ORDINARY MEETING OF THE ADMINISTRATION BOARD

1.       DATE, PLACE AND TIME

The Administration Board (“AB”) held a meeting on July 28, 2021, at 9 am by videoconference, in the terms of the Corporate Bylaws of Vale S.A. (“Vale” or “Company”).

2.       PRESENCE LIST

All members of AB were present, José Luciano Duarte Penido (“JP”) – President (“PCA”), Fernando Jorge Buso Gomes – Vice-President (“FB”), Eduardo de Oliveira Rodrigues Filho (“ER”), José Maurício Pereira Coelho (“JM”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Marcelo Gasparino da Silva (“MG”), Mauro Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). Secretary was Paula Regina Novello Cury. In addition, the guests mentioned in annex I took part in the meeting.

3.       EXCLUSIVE SESSION

3.1.    OPENING OF THE MEETING – PCA commented on the meeting agenda and then informed that, (i) AB meeting is scheduled on 08/20/2021 for the presentation of Vale's Cultural Transformation; (ii) a technical visit by AB to the operations of Tubarão (ES) is scheduled for the period September 20 to 24, 2021; and (iii) the elected board member Ollie Oliveira will take office on 08/01/2021.

3.2     SAFETY SHARE: FATALITY IN MOATIZE – Information about the fatality of a collaborator in Moatize was presented, including the investigation made by the Independent Investigation Committee, and the main measures taken and lessons learned.

3.3.    REPORT OF THE AUDIT COMMITTEE (“CoAud”) – Mr. MRC, as Coordinator, detailed the main discussions, recommendations and requests of CoAud, according to the report included in the Boardvantage portal, highlighting: a) an overview presentation about risk management (Risk Day); b) discussion of Vale's performance and financial statements 2Q21; c) presentation about Structuring Projects for contract management and maintenance; d) presentation of PwC (review report of quarterly audit works, report on the provided services and the use of technological tools in the audit); d) the Quarterly report of Transactions with Related Parties; f) the Quarterly Compliance Report (issued audit reports, evolution of the ethics and compliance program and main indicators of the Whistleblower Channel); and g) Systemic action plan for safety and maintenance subjects.

Continuation of the Minutes of Ordinary Meeting of Vale's Administration Board held on 07/28/2021

3.4.    REPORT OF THE OPERATIONAL EXCELLENCE AND RISK COMMITTEE (“CEOR”) – Mr. RD, as Coordinator, detailed the main discussions, recommendations and requests of CEOR, highlighting: a) the presentation on the accident in Moatize; b) the monitoring of Vale´s Integrated Risk Map and Operational Risk Matrices and Vale's Geotechnicians; c) ITRB - Independent Tailings Review Board (structures and governance standard and decharacterization projects); d) the situation of the occupations in SRZ of the Salobo dam, considering that Vale's general overview in relation to this issue has been requested.

3.5.    REPORT OF THE FINANCIAL COMMITTEE (“CFin”) – Mr. JM, as Coordinator, detailed the main discussions, recommendations and requests of CFin, highlighting: a) the tax session (overview on G7 Global Tax and potential impacts of the Brazilian tax reform proposal), together with the Audit Committee; b) M&A opportunities; c) Quarterly Result; d) budget performance and cash flow.

3.6.    REPORT OF THE INNOVATION COMMITTEE (“CI”) – Mr. RCB, as coordinator, detailed the main discussions and recommendations of CI, highlighting: a) scope of action and role of the committee; b) innovation in the mineral exploration; c) overview of innovations and digital transformation in the company; d) recommendation on institution of innovation share in the meetings of AB and the Committees in the terms of safety share to symbolize the priority nature of the innovation across all Vale's activities and at the same time, encourage the employees involved in innovation; e) adoption of consolidated budget for investments in digital transformation and innovation; f) adoption of value targets and quantification of the impact of innovation

3.7.    REPORT OF THE PEOPLE, REMUNERATION AND GOVERNANCE COMMITTEE (“CPRG”) – Mr. MRC, as Coordinator, detailed the main discussions, recommendations and requests of CPRG, highlighting: a) the work related to the review of the Company's governance documents and Policies; b) the governance of JV's; c) the follow-up of the 2021 target and variable remuneration panel, and; d) follow-up of the succession plan of the members of CE. On that occasion, AB got acquainted with and agreed to the terms of contracting of Diligent as provider of Vale's Governance Portal.

3.8.    REPORT OF THE SUSTAINABILITY COMMITTEE (“CS”) – Mr. MG, as Coordinator, detailed the main discussions, recommendations and requests of CS, highlighting: a) the follow-up of the repair plan, Fundação Renova and integrated risk map (sustainability); b) the presentations about Human Rights, relationships with indigenous peoples and traditional communities; c) the brainstorm session on ESG issues.

3.9.    PCA REPORT – PCA reported activities on engagement with shareholders.

3.10. OTHER INFORMATIVE SUBJECTS - AB got acquainted with: (i) the status of contract in force under direct responsibility of AB and/or the General Corporate Governance Secretariat (SGGC); (ii) the deliberations of CE in the period from 05/25/2021 to 07/12/2021 involving matters delegated by the Board; and (iii) 2021 Governance Information Sheet and the evolutions compared to the previous year, to be filed at the Securities Commission (CVM) on 07/30/2021.

Continuation of the Minutes of Ordinary Meeting of Vale's Administration Board held on 07/28/2021

4.       INFORMATIVE AGENDA:

4.1.    REPORT OF THE CHIEF EXECUTIVE OFFICER – The main events and highlights in the Company's business since his last report to AB were reported, according to the presented material, pointing out: (i) the signs of softening of the 2nd wave of Covid and its impacts on the operations; (ii) the actions aimed at the Company's Cultural Transformation; (iii) the initiatives for the Low Carbon Agenda; (iv) the update of the subjects related to repair actions in Brumadinho, as well as those carried out by the Fundação Renova; (v) the follow-up of the discussions on the possible Tax Reform; (vi) the issuance of the Statement of Stability Condition of Maravilhas 3 and the progress of the works on dam de-characterization; (vii) implementation of OBZ in Thompson and start of the process in Sudbury; and (viii) the status of the strike in the operations in Sudbury in Canada.

4.2.    FOLLOW UP OF THE DEMANDS – The status of the demands of AB for the period from January to 06/25/2021 was presented.

4.3.    UPDATE ON THE COVID-19 PANDEMIC – The evolution of the main indicators related to the Covid-19 pandemic and its reflection on the Company's operations was presented. In view of the progress achieved by means of the vaccination campaign, the possibility of gradual resumption of the in-person work in the coming months, according to a plan to be detailed and guided by the specialist teams, is anticipated.

4.4.    FOLLOW-UP OF THE BUSINESS AND PERFORMANCE - IRON ORE, BASE METALS AND COAL – For the monitoring of the business, the main operational and financial indicators of the Company and those of the iron ore, base metals and coal businesses were presented, as well as update on repair, health and safety, institutional relations and sustainability.

4.5.    VALE QUARTERLY RESULT (2Q21) – A presentation of the results for the 2nd quarter 2021 was made, with the presence of the representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”). The board members registered the strong performance of Vale´s team in the Institutional Investor rankings and congratulated the team.

4.6.    INTERACTION WITH THE EXTERNAL AUDIT - MANIFESTATION RESULT 2ND QUARTER – The PwC representatives informed the main audit works in the period and reinforced their ability to issue their opinion. Then, AB got acquainted with the main issues handled on the subject by CoAud and the Supervisory Board, who did not present any remark.

4.7.    MARKET UPDATE – A market update was made in the second quarter, highlighting the performance of the international stock exchanges, the evolution of Vale's shares in relation to its peers, the evolution of the shareholding base and the main activities of the Investor Relations area.

Continuation of the Minutes of Ordinary Meeting of Vale's Administration Board held on 07/28/2021

5.       DELIBERATIVE AGENDA

After examination and debate, the following decisions were made:

5.1.    REVIEW OF THE PENALTY RISK CRITERION RISK MANAGEMENT AND CONTROL – ANNUAL INCENTIVE PLAN (“AIP”) 021– Upon the favorable opinions of CoAud and CPRG, AB unanimously approved the amendment of the Penalty criterion focusing on the risk management and control for AIP 2021 (to be paid in 2022), in the terms of the presented proposal. Reference: Proposal for Direct Deliberation to AB (“PDDCA”) - “Review of the Penalty regarding the risk management criterion for AIP 2021 to be paid in 2022”.

5.2.    REVISION Nº 20 OF THE AUTHORITY DELEGATION POLICY – Upon the favorable opinions of CPRG and CS, AB unanimously approved the 20th Revision of the Authority Delegation Policy, according to the presented draft. Reference: DDE 114/2021.

5.3.    REVISION OF THE INDEMNITY POLICY – AB approved the 1st Revision of the Indemnity Policy, according to the presented draft, which incorporates the recommendations of CPRG, by majority, recording the contrary vote of the Board Member MRC. The referred revision now includes delegation to CE to sign indemnity agreements, according to the contract model, for the employees of Vale and its wholly owned subsidiaries (100% Vale) who work in activities related to the management of geotechnical structures. The board member MRC justified his dissenting vote by considering that, notwithstanding the relevance of the adequate protection for the geotechnics professionals, in his opinion, the subject would demand additional assessment of the impact of the cost and the risks of the offered protection. AB unanimously and upon recommendation of CPRG did not approve the proposal for delegation to CE to deliberate on unlimited indemnity commitments with non-employees. Any approval of unlimited indemnity to non-employees shall remain under AB decision-making competence, always of exceptional character. Reference: DDE 137/2021.

5.4.    APPROVAL OF THE WORK PLANS – AB unanimously approved the Work Plans of AB and the Advisory Committees for the period from August 2021 to April 2022. Reference: PDDCA - “Work Plan of the Administration Board from August 2021 to April 2022” and PDDCA “Work Plans of the Advisory Committees”.

5.5.    APPROVAL OF THE INTERNAL REGULATIONS – Upon the favorable opinion of CPRG, AB unanimously approved the revision of the Internal Regulations of AB and the Internal Regulations of CoAud, CEOR, CFin, CI, CPRG and CS. References: PDDCA “Internal Regulations of the Administration Board” and PDDCA “Internal Regulations of AB Advisory Committees”.

5.6.    CORPORATE GOVERNANCE SECRETARIAT – Upon the favorable opinion of CPRG, AB unanimously approved the revision of the position and the organizational structure of the Corporate Governance Secretariat, which is now called General Corporate Governance Secretariat (SGGC).

5.7.    INDICATION FOR EXECUTIVE OFFICE OF VALE OVERSEAS LIMITED – Upon the favorable opinion of CPRG, AB unanimously approved, (i) the indication of Mr. Alastair Loxton as Executive Officer of Vale Overseas Limited (“VOL”), Vale/VOL will exceptionally undertake unlimited indemnity obligation; (ii) the inclusion of his name in Vale's List of Non-Employees, object of DCA 005/2020; (iii) the practice of all acts necessary for the execution of the deliberations above; and (iv) delegation to the Executive Committee to sign unlimited indemnity contract with the executive. Reference: DDE 136/2021.

Continuation of the Minutes of Ordinary Meeting of Vale's Administration Board held on 07/28/2021

5.8.    REVIEWED BUDGET 2021 – FUNDAÇÃO RENOVA – Upon the favorable opinions of CS and CFin, AB unanimously approved the voting guidance for the people indicated by Vale in the Board of Trustees of Fundação Renova, in order to approve the reviewed budget for 2021, with pluriannual cost estimate at the limit amount of R$30,101,000,000.00, the additional contribution in 2021 related to the revision of the 2021 budget and budget supplementation, according to the presented proposal, as well as the practice of all acts necessary for the execution of this deliberation. Reference: DDE 127/2021.

5.9.    BASIC PROJECT DONATION RAILROAD EF-118 – GOVERNMENT OF ESPÍRITO SANTO – Upon the favorable opinion of CS, AB unanimously approved the donation of a Basic Project for a section of railroad EF-118 between the municipalities of Anchieta and Presidente Kennedy to the Government of the State of Espírito Santo, at total amount up to R$34,300,000.00 and the budget supplement for 2022, according to the presented proposal, as well as the practice of all necessary and/or complementary acts for the enforcement of this deliberation. Reference: DDE 131/2021.

5.10.  FUND TRANSFER - Upon the favorable opinion of CS, AB unanimously (i) ratified the allocation of financial resources (R$20 million) to accelerate the construction of housing complex Pequiá da Conquista, with R$7 million for immediate transfer to the Community Association of the Residents of Pequiá and R$13 million to Caixa Econômica Federal; and (ii) approved the delegation of powers to the Vice Chief Executive Officer for Sustainability and the practice of all acts necessary to formalize the donation; everything according to the presented proposal. Reference: DDE 135/2021.

5.11.  REVISION OF THE INTERNAL REGULATION OF THE CONDUCT AND INTEGRITY COMMITTEE (EXTRA-AGENDA) – Upon the favorable opinions of CPRG and CoAud, AB unanimously approved the revision of the Internal Regulations of the Conduct and Integrity Committee. Reference: Proposal for Direct Deliberation to AB.

5.12. CONFIDENTIAL SUBJECT

6. CLOSING: (without the presence of SGGC)

The Board members praised the synthetic report model of the Committees and agreed to standardize the document format for better visualization and highlight the recommendations from the Committees for deliberation by AB, highlighting those to be addressed to CE.

Once the agenda of the meeting was fulfilled and there was nothing further to discuss, PCA thanked everyone for the participation and closed the meeting, drawing these minutes up. The documents and the presentations that supported the subject matters discussed at this meeting were filed on the Governance Portal, except for the material related to item 5.6 filed at the Company's HR.

Continuation of the Minutes of Ordinary Meeting of Vale's Administration Board held on 07/28/2021

José Luciano Duarte Penido	Fernando Jorge Buso Gomes
President	Vice-President

Eduardo de Oliveira Rodrigues Filho	José Maurício Pereira Coelho
Board Member	Board Member

Ken Yasuhara	Lucio Azevedo
Board Member	Board Member

Marcelo Gasparino da Silva	Mauro Rodrigues da Cunha
Board Member	Board Member

Murilo Cesar Lemos dos Santos Passos	Rachel de Oliveira Maia
Board Member	Board Member

Roberto da Cunha Castello Branco	Roger Allan Downey
Board Member	Board Member

Paula Regina Novello Cury

Secretary of the Meeting

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 28, 2021		Head of Investor Relations